UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

On September 24, 2025, Nvni Group Limited (the “Company”) issued a press release announcing the launch of the NuviniAI Index, a showcase and performance tracker of AI-driven tools designed to assess the level of AI adoption in organizations through an objective questionnaire. The initiative aims to drive internal portfolio transformation and enhance external M&A qualification. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

On September 26, the Company issued a press release announcing early results from a new initiative within NuviniAI Lab, a dedicated internal program designed to accelerate artificial intelligence (“AI”) adoption across its portfolio companies, unlock operational efficiencies, and foster scalable, repeatable AI innovation, that fully transitioned its development teams from traditional coding tools to AI-driven platforms (such as Claude Code). A copy of the press release is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 24, 2025.
99.2	Press Release, dated September 26, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: September 26, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

3